

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 9, 2012

<u>Via E-mail</u>
Antonio Treminio, CEO and Chairman
Novo Energies Corp
Europa Place d'Armes, 750 Cote de Place
Suite 64
Montréal A8 H2Y 2X8
Canada

>   **Re: Novo Energies Corp**
>   **Preliminary Information Statement on Schedule 14C**
>   **Filed January 27, 2012**
>   **File No. 000-53723**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed February 29, 2012**
>   **File No. 000-53723**

Dear Mr. Treminio:

        We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

>   Sincerely,
>
>   /s/ Mara L. Ransom
>
>   Mara L. Ransom
>   Assistant Director

cc: <u>Via E-mail</u>
        Ghalia Lahlou, assistant to Mr. Treminio
        Novo Energies Corp